Exhibit 99.2
Shanda Games Limited to Acquire Eyedentity Games
Creates Leading Online Game Platform With Stronger International Presence and Enhanced
In-House Development Capabilities
Shanghai, China — September 9, 2010 — Shanda Games Limited (“Shanda Games,” or the “Company”) (Nasdaq: GAME), a leading online game developer, operator and publisher in China, today announced that it has reached an agreement to acquire Eyedentity Games, a leading online game development studio in Korea, as part of the Company’s overall growth strategy in the global market. The acquisition will combine Shanda Games’ online game platform with Eyedentity’s game development capabilities, to further expand Shanda Games’ leading global online game platform.
Transaction Highlights:
•	Expands Shanda Games’ international presence with the addition of Eyedentity’s internationally licensed online game portfolio;

•	Strengthens Shanda Games’ in-house online game development capabilities;

•	Allows Shanda Games to fully capture the benefits of the successful launch of “Dragon Nest”;

•	Reinforces Shanda Games’ leading position in the online game industry.
Mr. Alan Tan, Chairman and CEO of Shanda Games, commented, “We are very excited to be bringing together two of the best teams in the online game industry together. We began working with Eyedentity almost three years ago on ‘Dragon Nest’ and, as we got to know them, have been very impressed by the team’s creativity and its deep understanding of the gamer community. With Shanda Games’ expertise and experience in operating online games in China and Eyedentity’s game development capabilities, combined with our collective international businesses, this acquisition positions Shanda Games to become a leading global online game company.”
Mr. Chris Lee, founder and CEO of Eyedentity Games, commented, “We are delighted to become part of Shanda Games. Our focus is on creating interesting and fun online games, and Shanda Games has the resources to publish and operate, on a much larger scale, the games that we create. We are very pleased with how Shanda Games has launched and operated ‘Dragon Nest’ in China, and its success is a perfect example of what we can accomplish. As we combine our complimentary businesses, we look forward to similar successes.”
Based in Seoul, Korea and founded by experienced industry veterans, Eyedentity is a private developer of online games with over 100 game developers. Its online game “Dragon Nest”, based on an in-house 3D engine, has already been licensed to partners in Korea, Japan, China, Taiwan, Southeast Asia, and the US to date and has since been successfully launched in Korean, Japan and China. It is among the top five massively multi-player online role-playing games (MMORPG) in Japan and one of the most successful new online games in China this year.
The transaction is valued at approximately US$95 million in cash. Shanda Games’ cash, cash equivalents, short-term investments, and restricted cash totaled US$444 million as of June 30, 2010.
The closing of the transaction is subject to standard closing conditions. The parties expect to close the transaction in the third quarter of 2010.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the success of any existing or future acquisitions or investments, the introduction and timing of new game titles, and the future benefits brought by these new games, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that Dragon Nest is not well received by game users in the countries to which the game is licensed, the acquisition of Eyedentity will not expand Shanda Games’ leading global online game platform, and Shanda Games is unable to integrate Eyedentity into Shanda Games, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China, with a mission of becoming a leading global online game media platform. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
About Eyedentity Games
Headquartered in Seoul, South Korea, Eyedentity Games was founded in 2007 by industry veterans from Webzen, Phantagram and Gravity to bring a new era of unique and entertaining online game experience to players around the globe. The studio’s proprietary game technology, the “Eternity Engine,” features low system requirements while allowing for fast action, appealing visuals and thousands of massive gamers to enter the game world simultaneously. Eyedentity Games’ first product, Dragon Nest, is currently in service in Korea, Japan and China and targeted for release in Taiwan, North America and Southeast Asia. More information on Eyedentity Games can be found at the company’s website at http://www.eyedentitygames.com/eng.
Contact
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Savoy Lee, Director (China)
Taylor Rafferty
Phone: +852-2167-2005
Email: savoy.lee@taylor-rafferty.com
Alan Oshiki, Managing Director (U.S.A.)
Taylor Rafferty
Phone: +1-212-232-2354
Email: alan.oshiki@taylor-rafferty.com